[KPMG LOGO]

191 West Nationwide Boulevard                            Telephone 614 249 2300
Suite 500                                                      Fax 614 249 2348
Columbus, OH  43215-2668



January 31, 2002



Securities and Exchange Commission
Washington, D.C. 20549

Ladies and Gentlemen:

We were previously principal accountants for Bigmar, Inc. (the "Company") and, under the date of March 12, 2001, we reported on the consolidated financial statements of Bigmar, Inc. and subsidiaries as of and for the years ended December 31, 2000 and 1999. On January 11, 2002, we resigned. We have read Bigmar, Inc.'s statements included under Item 4 of its Form 8-K dated January 11, 2002, and we agree with such statements, except that we are not in a position to agree or disagree with Bigmar, Inc.'s statement that the change was not recommended by the Audit Committee of the Board of Directors of the Company.

Very truly yours,

KPMG LLP